December 30, 2009
Ta Tanisha Meadows
Staff Accountant
SEC
Washington D.C. 20529-0405

Re:	Organic Alliance, Inc.
Item 4.01 Form 8-K
Filed December 16, 2009
File No. 0-53545

Dear Ms. Meadows:

Thank you for comments regarding our 8K.  We agree with all comments and will revise our document immediately.

We acknowledge that our company is responsible for the adequacy and accuracy of the disclosures in the filing.  We also acknowledge the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings and the company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Parker Booth
Chief Executive Officer